DIVERSIFIED RESOURCES, INC.
2114 Ridge Plaza Drive
Castle Rock,  CO  80108

December 20, 2012

Mr. Blaise A. Rhodes
Staff Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Diversified Resources, Inc.
Item 4.01 Form 8-K
Form 8-K / Filed December 18, 2012
SEC File No. 333-175183

Dear Mr. Rhodes:

We are in receipt of the Staff's comments as set forth in your December 20, 2012 letter to Diversified Resources, Inc. (the "Company").  The Company has filed an 8-K/A concurrently herewith.  In addition, please not our responses to Staff's comments below.

Item 4.01 8-K

1.           Item 304(a)(1)(ii) of Regulation S-K requires a statement whether the accountant's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification.

The Company has amended the 8-K to include reference to the two most recent fiscal years.

2.           The disclosure should also state whether during your two most recent fiscal years and any subsequent interim period through the date of resignation there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv).

The Company has amended the 8-K to include reference to the two most recent fiscal years.

3.           To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

The Company has included a revised letter from the former accountants with the 8-K/A.

Further, since the filing of the 8-K, the Company has moved its executive offices.  The 8-K/A includes a new Item 8.01 to disclose the new address.

With regard to the 8-K/A, the Company acknowledges that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Regards,

/s/ Philip Grey

Philip F. Grey, President